Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors SIAM Report – December 2019

Mumbai, January 6, 2019: Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company, which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory.

Monthly Report on Production, Domestic sales & Export for December 2019

Category	Vehicle Model	Production		Domestic Sales		Exports
		Dec 2018	Dec 2019	Dec 2018	Dec 2019	Dec 2018	Dec 2019
Micro	NANO	82	0	88	0	0	0
Compact	INDICA,INDICA VISTA, INDIGO CS, ZEST,BOLT, TIAGO, TIGOR	7775	4901	7994	6597	79	20
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	3366	3559	5030	4350	85	15
UV2	SAFARI, HARRIER	253	646	466	1521	0	1
UV3	ARIA, HEXA	130	145	682	317	0	0
V1	MAGIC EXPRESS	509	197	566	0	0	0
V2	ACE MAGIC, MAGIC IRIS	558	104	569	364	66	88
N1- A1	ACE, ACE EX, ACE ZIP	11861	12788	12843	13865	196	536
N1- A2	SUPER ACE, TATA207, XENON, WINGER DV	3265	2517	3524	3064	738	563
M2- A1	WINGER 13 SEATS, WINGER PLATINUM, WINGER 10 SEATS	240	116	236	24	23	23
M2- A2	WINGER 14 SEATS, SFC407, CITYRIDE	90	229	190	286	51	71
N2- A1	SFC407, LPT407	383	976	1646	1782	86	54
N2- A2	SFC709, LPT709	1259	1238	512	437	80	94
N2- A3	LPT9109	526	560	1469	1362	365	113
N2- A4	LPT1109	710	526	1219	709	304	111
M3- A2	LP709, SFC410, LP410	492	338	716	693	137	24
M3- B2	LP1112, LP912, STARBUS, STARBUS ULTRA	336	818	527	609	145	157
M3- C2	LPO1512, LPO1612, STARBUS, DIVO	745	1119	657	1317	213	212
N3- A1	LPT1613, LPK1616, SK1613	4250	2076	1949	1594	776	300
N3- B1(a)	LPT2518, LPK2518	3162	2811	4004	2908	444	164
N3- B1(b)	LPT3118	4126	2310	3882	1431	56	63
N3- B2(b)	LPS3518. LPS3015, LPS3516	150	170	210	152	36	35
N3- B2(d)	LPS4018, LPS4023	827	284	872	416	85	1
N3- B2(e)	LPS4928	129	550	589	456	34	4

Note: The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is

India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.